SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 January, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 19 January, 2009 re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

                                                                                                                   19 January 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 16th January,
2009,
 Lady Blank, the spouse of Sir Victor Blank, received 1,398
ordinary shares of 25p each in
the Company
 pursuant to the Scheme of Arrangement of HBOS plc by which
the acquisition
of HBOS plc
 by the Company
 was implemented (the "
Scheme
"). Pursuant to the terms of the Scheme, HBOS Shareholders received 0.605 ordinary shares of 25p each in the Company
 for every 1 HBOS ordinary share of 25p each.

The Scheme became effective in accordance with its terms
 on 16th January, 2009
.

As approved by shareholders of the Company at the Company's General Meeting held on 19th
November, 2008, and
 as announced on 16th January, 2009
, the Company has changed its legal name from Lloyds TSB Group plc to Lloyds Banking Group plc.

The notification relates to a transaction notified to
the Company
today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

                                                                                                                   19 January 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 16th January, 2009,
 Mr. P. Sergeant, the spouse of Mrs C.F. Sergeant received
798
ordinary shares of 25p each in
the Company
 pursuant to the Scheme of Arrangement of HBOS plc by which
the acquisition
of HBOS plc
 by the Company
 was implemented (the "
Scheme
"). Pursuant to the terms of the Scheme, HBOS Shareholders received 0.605 ordinary shares of 25p each in the Company
 for every 1 HBOS ordinary share of 25p each.

The Scheme became effective in accordance with its terms
 on 16th January, 2009
.

As approved by shareholders of the Company at the Company's General Meeting held on 19th
November
,
 2008, and
 as announced on 16th January, 2009
, the Company has changed its legal name from Lloyds TSB Group plc to Lloyds Banking Group plc.

The notification relates to a transaction notified to
the Company
today by
Mrs Sergeant
, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

                                                                                                                   19 January 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 16th January
,
 2009,
 Miss J. Dawson received
157,206

ordinary shares of 25p each in
the Company
 pursuant to the Scheme of Arrangement of HBOS plc by which
the acquisition
of HBOS plc
 by the Company
 was implemented (the "
Scheme
"). Pursuant to the terms of the Scheme, HBOS Shareholders received 0.605 ordinary shares of 25p each in the Company
 for every 1 HBOS ordinary share of 25p each.

The Scheme became effective in accordance with its terms
 on 16th January
,
 2009
.

As approved by shareholders of the Company at the Company's General Meeting held on 19th
November
,
2008, and
 as announced on 16th January, 2009
, the Company has changed its legal name from Lloyds TSB Group plc to Lloyds Banking Group plc.

The notification relates to a transaction notified to
the Company
today by
Miss Dawson
, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

                                                                                                                   19 January 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 16th January
,
 2009,
 Mr. A.G. Kane received 148
ordinary shares of 25p each in
the Company
 pursuant to the Scheme of Arrangement of HBOS plc by which
the acquisition
of HBOS plc
 by the Company
 was implemented (the "
Scheme
"). Pursuant to the terms of the Scheme, HBOS Shareholders received 0.605 ordinary shares of 25p each in the Company
 for every 1 HBOS ordinary share of 25p each.

The Scheme became effective in accordance with its terms
 on 16th January
,
 2009
.

As approved by shareholders of the Company at the Company's General Meeting held on 19th
November
,
 2008, and
 as announced on 16th January, 2009
, the Company has changed its legal name from Lloyds TSB Group plc to Lloyds Banking Group plc.

The notification relates to a transaction notified to
the Company
today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

                                                                                                                   19 January 2009

Dear Sirs

Lloyds Banking Group plc (the "Company")
Notification of transaction by person discharging managerial responsibilities

On 16th January
,
 2009,
 Mr. M.W. Scicluna, a person connected with Mr. M.A. Scicluna received 114 ordinary shares of 25p each in
the Company
 pursuant to the Scheme of Arrangement of HBOS plc by which
the acquisition
of HBOS plc
 by the Company
 was implemented (the "
Scheme
"). Pursuant to the terms of the Scheme, HBOS Shareholders received 0.605 ordinary shares of 25p each in the Company
 for every 1 HBOS ordinary share of 25p each.

The Scheme became effective in accordance with its terms
 on 16th January
, 2009
.

As approved by shareholders of the Company at the Company's General Meeting held on 19th November, 2008, and as announced on 16th January, 2009
, the Company has changed its legal name from Lloyds TSB Group plc to Lloyds Banking Group plc.

The notification relates to a transaction notified to
the Company
today by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  19 January, 2009